                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )



                       SMITH'S FOOD & DRUG CENTERS, INC.
               -------------------------------------------------
                                (Name of Issuer)


                     Class B Common Stock, $0.01 par value
               ------------------------------------------------
                        (Title of Class of Securities)



                                   83238810
              ---------------------------------------------------
                                (CUSIP Number)


                            Mr. James T. Byrne, Jr.
                            Office of the Secretary
                       Bankers Trust New York Corporation
                      280 Park Avenue, New York, NY 10017
                                  Tel. (212) 250-1869
              ---------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               October 2 , 1996*
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*See Item 5.

                                  SCHEDULE 13D

---------------------------------------------------------------------------------------------
CUSIP NO.                               83238810
---------------------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                        BT Holdings (New York), Inc.
                                        EIN No. 13-3553005
---------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)        [     ]
                                                        (b)        [     ]
---------------------------------------------------------------------------------------------
3.  SEC USE ONLY
---------------------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                             WC
---------------------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                        [ X ]
---------------------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                          New York
---------------------------------------------------------------------------------------------
  NUMBERS OF       7.  SOLE VOTING POWER
   SHARES                                               95,000
 BENEFICIALLY          _____________________________________________________________________
OWNED BY EACH
  REPORTING        8.  SHARED VOTING POWER
 PERSON WITH                                                 0
                       _____________________________________________________________________

                   9.  SOLE DISPOSITIVE POWER
                                                        95,000
                       _____________________________________________________________________

                   10.  SHARED DISPOSITIVE POWER
                                                             0
---------------------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        95,000
---------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                        [  ]
---------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        .89%
---------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                        CO
---------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------------------------------------------------------------
CUSIP NO.                               83238810
---------------------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               Bankers Trust International plc
---------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a)     [     ]
                                                                              (b)     [     ]
---------------------------------------------------------------------------------------------
3.  SEC USE ONLY
---------------------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                             WC
---------------------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                       [    ]
---------------------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                       United Kingdom
---------------------------------------------------------------------------------------------
  NUMBERS OF     7.  SOLE VOTING POWER
    SHARES                                              0
 BENEFICIALLY        _______________________________________________________________________
 OWNED BY EACH
   REPORTING     8.  SHARED VOTING POWER
  PERSON WITH                                           0
                     _______________________________________________________________________

                 9.  SOLE DISPOSITIVE POWER
                                                        0
                     _______________________________________________________________________

                 10.  SHARED DISPOSITIVE POWER
                                                        0
---------------------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        0
---------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                        [   ]
---------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        N/A
---------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                        CO
---------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------------------------------------------------------------
CUSIP NO.                               83238810
---------------------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                  BT Securities Corporation
                                  EIN No. 13-3311934
---------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a)     [     ]
                                                                              (b)     [     ]
---------------------------------------------------------------------------------------------
3.  SEC USE ONLY
---------------------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                             WC
---------------------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                        [ X ]
---------------------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Delaware
---------------------------------------------------------------------------------------------
NUMBERS OF       7.  SOLE VOTING POWER
 SHARES                                                 7,529
 BENEFICIALLY        _______________________________________________________________________
 OWNED BY EACH
 REPORTING       8.  SHARED VOTING POWER
 PERSON WITH                                                0
                     _______________________________________________________________________

                 9.  SOLE DISPOSITIVE POWER
                                                        7,529
                     _______________________________________________________________________

                 10.  SHARED DISPOSITIVE POWER
                                                            0
---------------------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        7,529
---------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                        [   ]
---------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        .07%
---------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                        BD
---------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.                           83238810
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Bankers Trust New York Corporation       EIN No. 13-6180473
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)    [   ]
                                                                    (b)    [   ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                                           [ X ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York
--------------------------------------------------------------------------------
 NUMBERS OF     7.  SOLE VOTING POWER
   SHARES                                   427,669/*/
BENEFICIALLY                       ___________________________________________
  OWNED BY      8.  SHARED VOTING POWER
    EACH                                    0
 REPORTING                          ___________________________________________
PERSON WITH     9.  SOLE DISPOSITIVE POWER
                                            0*
                                    ___________________________________________
                10.  SHARED DISPOSITIVE POWER
                                            427,669*
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        427,669*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        4.03*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                CO
--------------------------------------------------------------------------------



------------------------------

     /*/Bankers Trust International plc is an indirect wholly-owned subsidiary of Bankers Trust New York Corporation. BT Holdings (New York), Inc. and BT Securities Corporation are direct wholly-owned subsidiaries of Bankers Trust New York Corporation. As a result, in addition to the shares of Class B Common Stock beneficially owned directly by Bankers Trust New York Corporation, Bankers Trust New York Corporation also may be deemed to be the indirect beneficial owner of the shares of Class B Common Stock beneficially owned by BT Holdings (New York), Inc., BT Securities Corporation and Bankers Trust International plc.

                       SMITH'S FOOD & DRUG CENTERS, INC.

   ITEM 1.  SECURITY AND ISSUER.

             This Amendment No. 1 amends a statement on Schedule 13D (the "Original 13D") relating to the Class B Common Stock, par value $.01 per
   -------------
   share ("Class B Common Stock"), of Smith's Food & Drug Centers, Inc., a
           --------------------
   Delaware corporation  (the "Issuer"), filed with the Securities Exchange
                               ------
   Commission on September 27, 1996 by the filing persons described under Item
   2. The principal executive offices of the Issuer are located at 1550 South Redwood Road, Salt Lake City, Utah 84104.

             This Amendment No. 1 to the Original 13D relates to the disposition by BT Holdings, Inc. of shares of Class B Common Stock as a result of which the persons described under Item 2 in the Original 13D now hold less than five percent (5%) of the outstanding shares of Class B Common Stock and are no longer subject to the reporting requirements of Rule 13d.

   ITEM 2.  IDENTITY AND BACKGROUND.

             Item 2(a) through (c); Item 2(f).
             --------------------------------

             No change.

             Items 2(d) and (e).
             ------------------

             No change.

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             On the date of the Original 13D, BT Holdings (New York), Inc. ("BTH") held an aggregate of 300,000 shares of Class B Common Stock (rather
     ---
   than the 235,200 shares reported in the Original 13D) as principal, using its working capital to acquire such shares of Class B Common Stock.

             Except as set forth herein, no other change is made to Item 3.

   ITEM 4.  PURPOSE OF TRANSACTION.

             On the date of the filing of the Original 13D, Bankers Trust International plc did not own any shares of Class B Common Stock.

             In accordance with their statement in the Original 13D, the Purchasers evaluated their investments and determined to dispose of shares of Class B Common Stock.

             Except as set forth herein, no other change is made to Item 4.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a) BTH beneficially owns 95,000 shares of Class B Common Stock as principal, constituting .89% of the issued and outstanding shares of Class B Common Stock of the Issuer. On the date of the filing of the original 13D and since such date, BTI did not and has not held any shares of Class B
   Common Stock of the Issuer, although it was reported in the Original 13D that BTI held one share on the date of such filing. The Purchasers beneficially own an aggregate of 530,198 shares or 4.99% of the outstanding shares of Class B Common Stock.

             Except as set forth herein, no change is made to Item 5(a).

             (b)  No change.

             (c) Annex D hereto sets forth all transactions in shares of Class B Common Stock that were effected during the past sixty days by the persons referred to in paragraph (a). All such transactions were effected in the open market.

             (d)  No change.

             (e) On October 2, 1996, BTH sold 205,000 shares of Class B Common Stock and the Purchasers ceased to be the beneficial owners of more than 5% of the Class B Common Stock.

             Except as set forth herein, no other change is made to Item 5.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             No change.

   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             7.01.     Joint filing statement pursuant to Rule 13d-1(f)(1).

   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date: October 4, 1996



   Signature:     BANKERS TRUST NEW YORK CORPORATION


        By:        s/ James T. Byrne, Jr.
                  ----------------------------------------
        Name:     James T. Byrne, Jr.
        Title:    Senior Vice President

                                    ANNEX D


             Except as set forth below, none of BTH, BTNY, BTI or BT Securities had any transactions in shares of Common Stock within the last 60 days. BTH had the following transactions in shares of Common Stock during the sixty days prior to the filing of this Schedule 13D. All of such transactions were made in the open market and for cash.


-----------------------------------------------------------------
 Trade Date          Transaction          Quantity          Price
------------         -----------          --------          -----
-----------------------------------------------------------------
17-Sep-96            Purchase               21,500          27.00
-----------------------------------------------------------------
18-Sep-96            Purchase               13,500          26.75
-----------------------------------------------------------------
19-Sep-96            Purchase                8,600          27.00
-----------------------------------------------------------------
20-Sep-96            Purchase               56,200          26.55
-----------------------------------------------------------------
2 -Oct-96            Sale                  205,000          27.00
-----------------------------------------------------------------